

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

June 25, 2007

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SA ESP

Re: ~~Interconexión Eléctrica S.A. E.S.P~~./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~ 082-34786

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of March, April and May of the Year 2007- "Información Relevante" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from March 1 until May 17, 2007).

2. Document posted on March 1, 2007 by the Issuer announcing the Issuer's consolidated financial results for 2006 and describing relevant transactions and activities carried out by the Issuer and its subsidiaries during 2006.

3. Document published by the Issuer in Colombian newspapers and posted by the Issuer with the Colombian Securities Commission on March 5, 2007, (i) summoning stockholders to Issuer's ordinary stockholders' meeting to be held on March 30, 2007 and (ii) listing the agenda for the meeting.

4. Document posted on March 8, 2007 by the Issuer announcing the Issuer's Board of Directors' proposals to the stockholders of the Issuer to (i) establish mandatory reserves, declare dividends

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and establish an occasional reserve for the payment of dividends to purchasers of Issuer's shares pursuant to a tender offer to be conducted during 2007 and (ii) make a partial change in the destination of the Issuer's reserve for reinforcement of equity.

5. Document posted on March 8, 2007 by the Issuer informing the Colombian Securities Commission that Standard & Poor's has (i) raised the Issuer's long-term foreign currency corporate credit rating from BB to BB+, (ii) confirmed Issuer's BBB- rating for local currency, (iii) raised the corporate credit rating of ISA Capital do Brasil S.A. ("ISA Capital do Brasil"), a subsidiary of Issuer, from BB to BB+ and (iv) raised the rating for ISA Capital do Brasil's $554 million international bond issue from BB- to BB.

6. Document posted on March 30, 2007 by the Issuer in connection with the election of certain individuals as directors of the Issuer's Board of Directors at the Issuer's ordinary stockholders' meeting.

7. Document posted on March 30, 2007 by the Issuer containing proposals approved at the Issuer's ordinary stockholders' meeting in connection with the (i) declaration of dividends in an amount of COP$130,466.2 million, payable during 2007 and 2008, (ii) establishment of mandatory reserves of COP$17,009.43 million and (iii) establishment of an occasional reserve of COP$2,993.52 million for the payment of dividends to purchasers of shares to be issued pursuant to a tender offer to be conducted in 2007.

8. Document posted on March 30, 2007 by the Issuer containing a proposal approved at the Issuer's ordinary stockholders' meeting to charge the equity tax payable by Issuer for the 2007 through 2010 taxable years to the balance of Issuer's 'equity revaluation' account.

9. Document posted on March 30, 2007 by the Issuer containing a proposal approved at the Issuer's ordinary stockholders' meeting in connection with a partial change to the destination of the Issuer's reserve for reinforcement of equity in order to fund Issuer's occasional reserve for the payment of dividends to persons participating in the tender offer.

10. Communication posted on March 30, 2007 by the Issuer informing the Colombian Securities Commission of a transaction whereby certain of the Issuer's shares were transferred among entities under common control and, thus, deemed by law to be the same beneficial owner.

11. Document posted on April 18, 2007 by the Issuer informing its stockholders that on April 18, 2007 they will receive the first of four quarterly installments of COP$32 per share approved as a dividend by the ordinary stockholders' meeting held on March 30, 2007.

12. Notice by the Issuer posted on April 27, 2007 regarding a service interruption of the Issuer's electric energy service in almost 100% of Colombia's national interconnection system.



13. Document posted on April 27, 2007 by the Issuer providing the market with details of a nationwide black-out which took place on April 26, 2007 and the steps being taken by the Issuer to prevent future blackouts.

14. Document posted on May 4, 2007 by the Issuer reporting its financial results for the first quarter of 2007.

15. Communication posted on May 11, 2007 by the Issuer informing the Colombian Securities Commission of a transaction whereby certain shares of the Issuer were transferred among individuals deemed by law to be the same beneficial owner by law.

16. Document posted on May 17, 2007 by the Issuer regarding its acquisition of 60% of Consorcio Transmantaro's stock and its current review of the possibility of selling 50% of such shares to its subsidiary Transelca S.A. ESP.

Financial information for the Quarter ending on March 31, 2007.

17. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of January 2007, regarding the placement of securities by the Issuer in the primary market.

18. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of February 2007, regarding the placement of securities by the Issuer in the primary market.

19. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of March 2007, regarding the placement of securities by the Issuer in the primary market.

20. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended March 31, 2007.

Other Corporate Information

21. Annual Report for the fiscal year ended 2006. This report includes two volumes (volume I and II).

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.



Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Luis Fernando Alarcon, ISA
Andrew C. Quale, Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA



	Date	Time	Subject	Summary	Attach.
15	17/05/2007	17:35:13	Business lines	In 2006, ISA acquired 60% stock participation in Consorcio Transmantaro (CTM) in Peru and it is currently analyzing the convenience for the Economic Group of selling 50% of such shares to its subordinate Transelca. The transaction would not have any material impact on the Group.	See attachment
14.	11/05/2007	17:14:36	Pre-agreed operations	In communication 2007027079-000-000 of 04/05/2007 this Superintendency received information about a	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				transaction for a beneficial owner of 8,428 shares of ISA at market price.	
13	04/05/2007	17:33:06	Issuer's financial issues	At closing of IQ 2007, Grupo ISA posted income of $101,054 million, 57% up on a year ago.	See attachment
	27/04/2007	18:33:41	Change of Legal Representatives	ISA's Board of Directors designated today Mr. Cesar Augusto Ramírez R. and Ms. Carlota Nicholls E. as alternate legal representa-tives of the company	N/A
12	27/04/2007	15:28:35	Mass media news concerning securities issuers	Interconexión Eléctrica S.A informs the market about yesterday's energy service suspension	See attachment
11	27/04/2007	08:21:36	Mass media news concerning	Interconexión Eléctrica S.A. E.S.P. informs about suspension of the electric	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			securities issuers	energy service for almost the totality of the National Interconnected System .	
10	18/04/2007	09:07:56	Earnings or Losses Project approved by the Shareholders' Meeting	Starting today, April 18, shareholders of ISA will receive the first of the four quarterly installments of $32 per share approved as dividend by the Shareholders' Meeting held on March 30.	See attachment
9	18/04/2007	16:10:55	Pre-agreed operations	In communication 2007017866-000-000 of 27/03/2007 this Superintendency received information about a transaction for a beneficial owner of 906 shares of ISA.	See attachment
8	30/03/2007	15:56:09	Capitalization of reserves	ISA Shareholders' Meeting held today in the city of Medellín, approved proposal on partial change to	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				destination of reserve for reinforcement of equity (see attachment).	
7	30/03/2007	15:43:17	Capitalization of equity revaluation	ISA Shareholders' Meeting held today in the city of Medellín, approved proposal to charge the equity revaluation account (see attachment).	See attachment
6	30/03/2007	15:34:22	Earnings or Losses Project approved by the Shareholders' Meeting	ISA Shareholders' Meeting held today in the city of Medellín, approved distribution of earnings of fiscal year 2006(see attachment).	See attachment
5	30/03/2007	15:21:07	Changes to the Board of Directors	ISA Shareholders' Meeting held today in the city of Medellín, approved election of the members of the Board of Directors for the period April 2007 - March 2008 (see attachment).	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

4	08/03/2007	16:45:29	Issuer's financial issues	Standard & Poor's raises risk ratings for ISA and ISA Capital do Brasil S.A.	See attachment
3	08/03/2007	15:59:22	Earnings or Losses Project to be presented to the Shareholders' Meeting	This is the Project for Earnings Distribution to be presented for approval to the Shareholders' Meeting of ISA to be held this March 30, 2007.	See attachment
2	05/03/2007	09:21:42	Notice of Regular Shareholders' Meeting	ISA publishes in national newspapers the notice for the Regular Shareholders' Meeting to be held this March 30, 2007. (see attachment).	See attachment
1	01/03/2007	08:46:39	Issuer's financial issues	Grupo ISA and its parent company posted interesting results for 2006, shown in a positive balance where several relevant facts stand out.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on May 23, 2007.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, May 23, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(2)

GRUPO ISA CLOSES THE YEAR 2006 WITH A POSITIVE BALANCE

Grupo ISA and its holding company posted interesting results for 2006, shown in a positive balance with several relevant facts standing out: Purchase of 50.1% of common shares of Companhia de Transmissão de Energía Eletrica Paulista - CTEEP- in Brazil; purchase, in conjunction with Empresa de Energía de Bogotá, of Consorcio Transmarantaro in Peru; advancement in construction of a power corridor between the country's Central and Atlantic Coast regions (UPMEs 01 and 02), and exchange of shares with ECOPETROL, which allowed ISA's stake in Transelca to rise to 99.9%.

- ***ISA consolidated its position in the transmission business by entering Brazil***
- ***The Group's assets increased by 119%***

These relevant facts, and particularly, the inclusion in the Group's consolidated financial statements of corporations CTEEP and ISA Capital do Brasil (the special-purpose company that made this investment viable), had an impact on the results for last year. That CTEEP is a corporation significantly larger than ISA parent company is a fact to be taken into account when analyzing the 2005-2006 figures.

Acquisition of 50.1% of CTEEP's common shares was supplemented in January 2007 with the purchase of an additional 39.28%, resulting in total stake of 89.40% of common shares, or 37.46% of total capital.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA's Income Statement

ISA Group's consolidated financial statement at closing of 2006 showed net income of $150,469 million, and operating revenues of $2,016,322 million, compared to $1,076,495 million of 2005.

On the other hand, the Group's total operating costs and expenses were $1,677,758 million, where expenditures arising from CTEEP's Worker Early Retirement Plan, worth $501,305 million, and implemented to position the Company at efficient competitive levels in the sector's context, stands out among others. Whereas it is true that this situation had a significant impact on the period's results, it will allow substantial improvement in EBITDA margin (earnings before interest, taxes, depreciation, and amortization) and net income, and consequently in the Group's results, as well as those of ISA's holding, given that CTEEP's payroll expenses will see around 50% reduction by late 2007.

The Group's non-operating results showed $28,050 million improvement, thanks to purchase of CTEEP, which allowed higher financial revenues, resulting from this latter company's low indebtedness levels, as well as yields from its cash flow surpluses.

Income tax reduction of 8.4% with respect to 2005 is explained mainly by special 30% deduction for investment in fixed assets that ISA Group has in Colombian companies.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CONSOLIDATED	ACCUMULATED AT DEC 2006	ACCUMULATED AT DEC 2005	Variation
	REAL	REAL	%
TOTAL OPERATING REVENUES	2,016,322	1,076,495	87.3%
TOTAL OPERATING COSTS AND EXPENSES	1,677,758	588,428	185.1%
OPERATING INCOME	338,564	488,067	-30.6%
TOTAL NON-OPERATING REVENUES	444,843	170,204	161%
TOTAL NON-OPERATING EXPENSES	612,457	365,868	67.4%
NON-OPERATING LOSS	(167,614)	(195,664)	-14.3%
PRE-TAX INCOME	170,950	292,403	-41.5%
INCOME TAX PROVISION	63,665	69,475	-8.4%
INCOME BEFORE MINORITY INTEREST	107,285	222,928	-51.9%
MINORITY INTEREST	(43,184)	22,670	-290.5%
NET INCOME	150,469	200,258	-24.9%

Figures expressed in millions of pesos

Grupo ISA's Balance Sheet

At closing of 2006, ISA Group had 119% asset increase, explained essentially by purchase of CTEEP, new investment in corporations, and construction of the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

electric corridor connecting the Atlantic Coast and the Central region of Colombia (UPMEs 01 and 01).

Liability growth of 126.1% is explained by the major indebtedness incurred by ISA and ISA Capital do Brasil to finance cash flows in Colombia and Brazil, as well as inclusion of CTEEP's liabilities.

Additionally, minority interest grew by 811.6%, due to investment growth represented by CTEEP's entering the Group.

CONSOLIDATED	DECEMBER 2006	DECEMBER 2005	%
ASSETS	12,861,199	5,873,043	119.0%
LIABILITIES	6,133,782	2,712,415	126.1%
MINORITY INTEREST	3,413,044	374,398	811.6%
EQUITY	3,314,373	2,786,230	19.0%
TOTAL LIABILITIES, EQUITY AND MINORITY INTEREST	12,861,199	5,873,043	119.0%

Figures expressed in millions of pesos

ISA Parent Company's Income Statement

At closing of 2006, ISA, the Group's parent corporation, posted income of $150,469 million, kept its revenues level, decreased costs and expenses by 6.9%,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

saw 8.4% rise in operating income and 4.2% in EBITDA with respect to the year 2005.

With the results obtained, ISA' reached $500,109 EBITDA, 70.0% EBITDA margin, 54.7% operating margin, and 21.05% net margin.

Besides last year's steady operating revenues and reduced costs and expenses, it is worth highlighting that operating results exceeded budget figures by 3%, and operating earnings were 8.4% higher, even though as of September 30, 2005, results obtained do not include the energy market's operating and administration activities, which are carried out by affiliate XM, Compañía de Expertos en Mercados.

$106,609-million variation in non-operating results is explained mainly by application of equity method corresponding to the affiliates' net income. In the last quarter of 2006, non-operating results were affected mostly by expenditures for CTEEP's Early Retirement Plan, as well as by results of ISA Capital do Brasil.

Additionally, non-operating results were affected by increased financial expenses generated by indebtedness required for financing investment in CTEEP, and to a lesser degree, by exchange rate behavior.

Whereas it is true that at closing of 2006 results were affected by non-operating figures, it is estimated that actions taken at CTEEP will lead to savings in operating expenses nearing 50%, which will result in EBITDA margin growth from 52% to

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

69% by late 2007, a very competitive level comparable to that of the rest of the Group's affiliates.

	DEC 2006 REAL	DEC 2005 REAL	REAL %
OPERATING REVENUES	714,704	708,280	0.9%
OPERATING EXPENSES	323,646	347,515	-6.9%
GROSS OPERATING INCOME	391,058	360,765	8.4%
NON-OPERATING REVENUES	328,582	150,906	117.7%
NO NON-OPERATING EXPENSES	555,501	271,216	104.8%
GROSS NON-OPERATING INCOME	(226,919)	(120,310)	88.6%
PRE-TAX INCOME	164,139	240,456	-31.7%
Income tax provision	13,670	53,277	-74.3%
RESULTS OF THE PERIOD	150,469	187,179	-19.6%

Figures expressed in millions of pesos

ISA Parent Company's Balance Sheet

The assets of ISA Parent Company grew by 29.7%, due mainly to investment in CTEEP, the control of which was attained in 2006 upon purchase of 50.1% of its common shares, or 21.01% of total shares. Also, Consorcio Transmantaro of Peru was purchased in association with Empresa de Energía de Bogotá, and stake in Transelca grew by 34.95%. Likewise, constructions in progress of the electric

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

corridor between the central and Atlantic coast regions of Colombia (UPME's 01 and 02) advanced significantly.

	Dec 2006	Dec 2005	% VAR.
ASSETS	5,875,833	4,529,459	29.7%
LIABILITIES	2,562,766	1,742,757	47.1%
EQUITY	3,313,067	2,786,702	18.9%

Figures expressed in millions of pesos

The rise of 47.1% on previous year's figures of ISA Parent Company's total liabilities at closing of 2006 is explained mainly by indebtedness incurred for investment in Brazil.

The Corporation's equity grew by 19% with respect to 2005, basically as a result of issuance of shares for exchange operation with ECOPEROL of Transelca ownership, worth $316,552 million, product of the annual revaluation of property, plant and equipment conducted through technical appraisal methodologies.

ISA Group's results 2006 ratify its growth and consolidation process in Latin America, a market that gives it recognition as the largest regional electric power transporter.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of a report of results for Grupo ISA and its Parent Company.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, May 18, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989




ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR STOCKHOLDERS' MEETING

FRIDAY, MARCH 30, 2007

The general manager of ISA invites all shareholders to the **REGULAR SHAREHOLDERS' MEETING** to be held at the Intercontinental Hotel, Salon Antioquia, variante Las Palmas, calle 16 No. 28-51, Medellín, on Friday, March 30, 2007 at 9:00 a.m.

The following agenda will be considered at the REGULAR SHAREHOLDERS' MEETING:

Verification of quorum.

Approval of the agenda.

- Election of the Chairman of the Meeting.
- Report from the Secretary of the Meeting regarding approval of minutes of Meeting 95 held on November 24, 2006.
- Election of the Commission for approval of minutes and vote count.
- Address of the Minister of Mines and Energy, Mr. Hernán Martínez Torres.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

- Address of the President of the Board of Directors and report of operations of the Board.
- 2006 Management Report, Board of Directors and General Manager.
- Report of the Board of Directors and the General Manager on compliance with, and development of, the Good Governance Code.
- Reading and consideration of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2006.
- Reading of the Report of the Statutory Auditor.
- Approval of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2006.
- Election of Statutory Auditor and determination of fees.
- Election of the Board of Directors.
- Appropriation and distribution of earnings of fiscal year 2006 to establish mandatory reserves, declare dividends, and establish occasional reserve for paying dividends to persons subscribing and paying for shares issued on occasion of tender offer to be conducted in 2007.
- Partial change in destination of reserve for protection of equity to increase occasional reserve for paying dividends to persons who subscribe and pay for shares to be issued on occasion of tender offer to be conducted in 2007
- Charges to equity revaluation account: To charge tax on equity against equity revaluation account as provided in Article 25 of Law 1111 of 2006.
- Miscellaneous

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Starting March 8, 2007, all documentation required by Law will be available to shareholders for the exercise of their right of inspection, at ISA's main offices, in Medellín, Antioquia, calle 12 sur No. 18-168, bloque 1, piso 1, sala 2, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.

Shareholders unable to attend the Meeting are requested to execute their proxies addressed to the General Manager of ISA including: name of proxy holder, date of the Meeting and powers granted. The date of the special proxy must be subsequent to that of this notice and proxies cannot be granted to persons who are related to the Company's management nor to the Company's employees.

Stockholders' registration will take place on the day of the Meeting, starting at 7:00 a.m.

Shareholders are kindly requested to be on time for the Meeting.

LUIS FERNANDO ALARCÓN MANTILLA

General Manager

Medellín, March 4, 2007

Stockholders' Toll-free Number 01 8000 11 5000

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the notice of convening to ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


ISA Interconexión Eléctrica S.A. E.S.P.


4

REGULAR SHAREHOLDERS' MEETING

PROPOSITION No. 1

PROPOSITION OF THE BOARD OF DIRECTORS TO THE REGULAR SHAREHOLDERS' MEETING REGARDING DISTRIBUTION OF YEAR 2006 EARNINGS TO ESTABLISH MANDATORY RESERVES, DECLARE DIVIDENDS, AND ESTABLISH OCCASIONAL RESERVE FOR PAYING DIVIDENDS TO PERSONS SUBSCRIBING AND PAYING FOR SHARES ISSUED ON OCCASION OF TENDER OFFER TO BE CONDUCTED IN 2007.

CONSIDERING:

1. That earnings distribution shall conform to the principles established in the Statement of the Nation as ISA's Controlling Shareholder, the corporation's articles of incorporation, and articles 155 and 454 of the Code of Commerce.

2. That the company's net income during fiscal year 2006 totaled $150,469.15 million.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

3. That the company's net taxable income amounts to $133,460 million calculated as follows:

	Millions of pesos
Pre-tax income	164,138.73
Income tax provision	13,669.58
Net income	150,469.15
Mandatory Reserves	**17,009.43**
Legal reserve	966.23
Mandatory reserve for tax purposes - Article 130 of Tax Law	16,043.20
Fiscal year's net taxable income	**133,459.72**

Mandatory Reserves:

Legal reserve: According to Article 452 of the Code of Commerce, the legal reserve must amount to at least 50% of Subscribed Capital.

Mandatory reserve for tax purposes: According to Article 130 of Tax Law this reserve must be appropriated from net income.

IT IS PROPOSED:

1. **To establish mandatory reserves in the amount of $17,009.43 million as follows:** $966.23 million for legal reserve and $16,043.20 million for reserve for tax purposes (Article 130 of Tax Law).

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

2. **To declare dividends totaling $130,466.20 million** equivalent to 98% of net taxable income of year 2006. Dividend per share for 1,019,267,163 outstanding shares will be $128 and corresponds to 6.67% increase on dividend per share paid in 2005. Payment will be made in four equal quarterly installments of $32 per share on April 18, July 18 and October 18 of 2007, and January 18 of 2008.

3. **To establish an occasional reserve of $2,993.52 million to pay dividends of $96 per share to persons who have subscribed and paid for shares issued on occasion of tender offer to be conducted in 2007.**

From the occasional reserve described above, once shares are subscribed and paid for, the amount of $96 per share will be paid in three (3) installments of $32 each on July 18 of 2007, October 18 of 2007 and January 18 of 2008, as dividends considered declared by the date of subscription and payment of shares.

Payment of the above dividend will be enforceable only by persons who have subscribed and paid for the shares issued through the tender offer to be conducted in 2007, and only for installments payable after the date of the tender offer. Thus, in the event the subscription and payment of tender offer shares do not take place before July 18 of 2007, date foreseen for payment of first installment, only the second and third installments will be paid. Likewise, if

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

subscription and payment of tender offer shares do not take place before October 18 of 2007, date foreseen for payment of second installment, only the third installment will be paid.

Amounts for paying dividends to persons who have subscribed and paid for shares issued on occasion of the tender offer will remain as part of the occasional reserve established herein whenever: (i) No tender offer takes place; (ii) Shares issued through tender offer are partially placed; (iii) Shares placed through tender offer are partially subscribed and paid for; and (iv) Subscription and payment of shares are made after the dates established for payment of dividend installments.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PROPOSITION No. 2

PARTIAL CHANGE IN DESTINATION OF RESERVE FOR REINFORCEMENT OF EQUITY TO INCREASE OCCASIONAL RESERVE FOR PAYING DIVIDENDS TO PERSONS WHO SUBSCRIBE AND PAY FOR SHARES TO BE ISSUED ON OCCASION OF TENDER OFFER TO BE CONDUCTED IN 2007.

IT IS PROPOSED:

1. To change destination of $5,493,91 million of the equity reinforcement account in order to increase occasional reserve established for paying dividend of $96 per share to persons who subscribe and pay for shares issued on occasion of tender offer to be conducted in 2007.

2. From the occasional reserve described above, once shares are subscribed and paid for, the amount of $96 per share will be paid in three (3) installments of $32 each on July 18 of 2007, October 18 of 2007 and January 18 of 2008, as dividends considered declared by the date of subscription and payment of shares.

   Payment of the above dividend will be enforceable only by persons who have subscribed and paid for the shares issued through the tender offer to be conducted in 2007, and only for installments payable after the date of the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

tender offer. Thus, in the event the subscription and payment of tender offer shares do not take place before July 18 of 2007, date foreseen for payment of first installment, only the second and third installments will be paid. Likewise, if subscription and payment of tender offer shares do not take place before October 18 of 2007, date foreseen for payment of second installment, only the third installment will be paid.

Amounts for paying dividends to persons who have subscribed and paid for shares issued on occasion of the tender offer will remain as part of the occasional reserve established herein whenever: (i) No tender offer takes place; (ii) Shares issued through tender offer are partially placed; (iii) Shares placed through tender offer are partially subscribed and paid for; and (iv) Subscription and payment of shares are made after the dates established for payment of dividend installments.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Ex dividend dates according to proposition for earnings distribution to be considered at the Stockholders' Meeting of March 30, 2007

ATTACHMENT

In compliance with External Circular Letter No. 013 of 1998* issued by the Colombian Securities Commission, shareholders are hereby informed that should the proposition to appropriate and distribute 2006 fiscal year earnings to establish mandatory reserves, declare dividends, establish occasional reserve and partially change destination of a reserve be approved, total $130,466.20 million will be paid as dividends corresponding to COL$128 per share. Payment will be made in four (4) quarterly installments of COL$32 per share on April 18, July 18 and October 18 2007, and January 19[8] 2008.

Ex-dividend dates are as follows:

Dividend Payment Dates	**Ex-dividend dates**	
	(Initial Date – Ending Date)	
April 18, 2007	April 02, 2007	April 18, 2007
July 18, 2007	July 04, 2007	July 18, 2007

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

October 18, 2007	October 03, 2007	October 18, 2007
January 18, 2008	January 04, 2008	January 17, 2008

* "1. Glossary of terms... f). "Ex-dividend date" shall mean the period of time during which any trading of shares conducted on a stock exchange does not entail the right to receive pending dividends". "(...)" "2. Title...However, considering the prudent time required by issuers to conduct adjustments and updates in their stock registries when paying dividends, stock exchanges may, through their own unified rulings, adopt the ex-dividend date referred to in letter f) of number 1 of this external circular letter, stipulating for such effect, that any sale and purchase of shares made between the first dividend payment day and ten (10) stock exchange business days immediately preceding such date shall necessarily exclude any dividend, and that accordingly, any dividend pending payment during this period shall remain vested in the seller. ""(...)"

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

Reserves to be used for paying dividends to the persons who subscribe and pay for shares on occasion of tender offer to be conducted in 2007	Millions of pesos
1. Occasional reserve established for dividend payment (Proposition 1, numeral 3)	2,993.52
2. Partial change in destination of reserve for equity reinforcement to increase reserve for dividend payment (Proposition 2)	5,493.91
Total reserves to be used for paying dividends to the persons who subscribe and pay for shares	**8,487.43**

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in nine pages of the project for earnings distribution presented to the Shareholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



STANDARD & POOR'S RAISES RISK RATINGS FOR ISA AND ISA CAPITAL DO BRASIL S.A.

Through communication of March 6, 2007, international firm Standard & Poor's Rating Services raised its long-term foreign-currency corporate credit rating for Interconexión Eléctrica S.A. E.S.P. -ISA- from BB to BB+. It additionally confirmed ISA's BBB- rating for local currency.

This improved rating for ISA follows long-term foreign-currency and local-currency rating improvement for the Republic of Colombia from BB to BB+ and from BBB to BBB+, respectively, in view of significant improvement in the country's growth prospects

According to Standard & Poor's, these ratings reflect ISA's dominant position in Colombia's National Transmission System, as well as its strategic importance for the country, its natural monopoly, and State ownership. However, these are strengths amidst the risks of operating in Colombia's political and economic milieu,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

exchange rate risk related to its foreign-currency debt, and its greater exposure to still more volatile economies.

Additionally, on March 7, the risk-rating firm raised the corporate credit rating of ISA Capital do Brasil S.A. from BB to BB+; additionally it raised its rating for the USD554-million international bond issue from BB- to BB.

Revision of the outlook took place upon ISA's rating raise, since the rating firm considers that ISA Capital will receive implicit support from ISA, its controlling owner, especially because of the company's outstanding role in Brazil's power sector.

The outlook is stable for both ISA and ISA Capital do Brasil S.A.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding improved credit ratings by Standard & Poor's.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



ISA Interconexión Eléctrica S.A. E.S.P.

MEMBERS OF THE BOARD OF DIRECTORS OF INTERCONEXIÓN ELÉCTRICA S.A.

APRIL 2007 – MARCH 2008

Shareholders' Meeting

Medellín, March 30, 2007

	PRINCIPAL MEMBERS	ALTERNATE MEMBERS
1	MINISTRY OF MINES AND ENERGY MINISTER	MINISTRY OF MINES AND ENERGY VICE-MINISTER
2	MINISTRY OF FINANCE AND PUBLIC CREDIT VICE-MINISTER GENERAL	MINISTRY OF FINANCE AND PUBLIC CREDIT MINISTER'S OFFICE LEGAL COUNSEL
3	ISAAC YANOVICH FARBAIARZ	MINISTRY OF FINANCE AND PUBLIC CREDIT PUBLIC CREDIT AND NATIONAL TREASURY DIRECTOR
4	JESUS ARISTIZÁBAL GUEVARA	GABRIEL JAIME BETANCOURT MESA
5	SANTIAGO MONTENEGRO TRUJILLO	JORGE HERNAN CARDENAS SANTAMARIA
6	LUISA FERNANDA LAFAURIE RIVERA	LUIS FERNANDO URIBE RESTREPO
7	ORLANDO CABRALES MARTÍNEZ	ANDRES FELIPE MEJÍA CARDONA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFİDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the new Board of Directors for the period April 2007 – March 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


Años
ISA



REGULAR SHAREHOLDERS' MEETING

13. PROPOSITION OF THE BOARD OF DIRECTORS TO THE REGULAR SHAREHOLDERS' MEETING REGARDING DISTRIBUTION OF YEAR 2006 EARNINGS TO ESTABLISH MANDATORY RESERVES, DECLARE DIVIDENDS, AND ESTABLISH OCCASIONAL RESERVE FOR PAYING DIVIDENDS TO PERSONS SUBSCRIBING AND PAYING FOR SHARES ISSUED ON OCCASION OF TENDER OFFER TO BE CONDUCTED IN 2007.

CONSIDERING:

1. That earnings distribution shall conform to the principles established in the Statement of the Nation as ISA's Controlling Shareholder, the corporation's articles of incorporation, and articles 155 and 454 of the Code of Commerce.
2. That the company's net income during fiscal year 2006 totaled $150,469.15 million.
3. That the company's net taxable income amounts to $133,460 million calculated as follows:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

	Millions of pesos
Pre-tax income	164,138.73
Income tax provision	13,669.58
Net income	150,469.15
Mandatory Reserves	**17,009.43**
Legal reserve	966.23
Mandatory reserve for tax purposes - Article 130 of Tax Law	16,043.20
Fiscal year's net taxable income	**133,459.72**

Mandatory Reserves:

Legal reserve: According to Article 452 of the Code of Commerce, the legal reserve must amount to at least 50% of Subscribed Capital.

Mandatory reserve for tax purposes: According to Article 130 of Tax Law this reserve must be appropriated from net income.

IT IS PROPOSED:

1. **To establish mandatory reserves in the amount of $17,009.43 million as follows:** $966.23 million for legal reserve and $16,043.20 million for reserve for tax purposes (Article 130 of Tax Law).

2. **To declare dividends totaling $130,466.20 million** equivalent to 98% of net taxable income of year 2006. Dividend per share for 1,019,267,163 outstanding shares will be $128 and corresponds to 6.67% increase on dividend per share paid in 2005. Payment will be made in four equal quarterly installments of $32 per share on April 18, July 18 and October 18 of 2007, and January 18 of 2008.

3. **To establish an occasional reserve of $2,993.52 million to pay dividends of $96 per share to persons who have subscribed and paid for shares issued on occasion of tender offer to be conducted in 2007.**

From the occasional reserve described above, once shares are subscribed and paid for, the amount of $96 per share will be paid in three (3) installments of $32 each on July 18 of 2007, October 18 of 2007 and January 18 of 2008, as dividends considered declared by the date of subscription and payment of shares.

Payment of the above dividend will be enforceable only by persons who have subscribed and paid for the shares issued through the tender offer to be conducted in 2007, and only for installments payable after the date of the tender offer. Thus, in the event the subscription and payment of tender offer shares do not take place before July 18 of 2007, date foreseen for payment of first installment, only the second and third installments will be paid. Likewise, if subscription and payment of tender offer

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

shares do not take place before October 18 of 2007, date foreseen for payment of second installment, only the third installment will be paid.

Amounts for paying dividends to persons who have subscribed and paid for shares issued on occasion of the tender offer will remain as part of the occasional reserve established herein whenever: (i) No tender offer takes place; (ii) Shares issued through tender offer are partially placed; (iii) Shares placed through tender offer are partially subscribed and paid for; and (iv) Subscription and payment of shares are made after the dates established for payment of dividend installments.

Medellín, March 30, 2007

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of the proposition for earnings distribution presented to the Shareholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989




40
Años
ISA

REGULAR SHAREHOLDERS' MEETING

CHARGES TO EQUITY REVALUATION ACCOUNT

PROPOSITION No. 3

CHARGES TO EQUITY REVALUATION ACCOUNT

Given the impossibility of charging equity tax of years 2007 to 2010 to the equity revaluation account without affecting the results of fiscal year, and in compliance with Article 25 of Law 1111 of 2006, the proposal is brought to the Stockholders' Meeting to authorize the corporation's management to charge every year, during the period 2007-2010, 2010 included, the fiscal year's respective equity tax to the balance of the 'equity revaluation' account.

Medellín, March of 2007

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the project presented to the Shareholders' Meeting for charging the equity revaluation account.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


Años
ISA



14. PARTIAL CHANGE IN DESTINATION OF RESERVE FOR REINFORCEMENT OF EQUITY TO INCREASE OCCASIONAL RESERVE FOR PAYING DIVIDENDS TO PERSONS WHO SUBSCRIBE AND PAY FOR SHARES TO BE ISSUED ON OCCASION OF TENDER OFFER TO BE CONDUCTED IN 2007.

IT IS PROPOSED:

1. To change destination of $5,493,91 million of the equity reinforcement account in order to increase occasional reserve established for paying dividend of $96 per share to persons who subscribe and pay for shares issued on occasion of tender offer to be conducted in 2007.

2. From the occasional reserve described above, once shares are subscribed and paid for, the amount of $96 per share will be paid in three (3) installments of $32 each on July 18 of 2007, October 18 of 2007 and January 18 of 2008, as dividends considered declared by the date of subscription and payment of shares.

   Payment of the above dividend will be enforceable only by persons who have subscribed and paid for the shares issued through the tender offer to be conducted in 2007, and only for installments payable after the date of the tender offer. Thus, in the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

event the subscription and payment of tender offer shares do not take place before July 18 of 2007, date foreseen for payment of first installment, only the second and third installments will be paid. Likewise, if subscription and payment of tender offer shares do not take place before October 18 of 2007, date foreseen for payment of second installment, only the third installment will be paid.

Amounts for paying dividends to persons who have subscribed and paid for shares issued on occasion of the tender offer will remain as part of the occasional reserve established herein whenever: (i) No tender offer takes place; (ii) Shares issued through tender offer are partially placed; (iii) Shares placed through tender offer are partially subscribed and paid for; and (iv) Subscription and payment of shares are made after the dates established for payment of dividend installments.

Medellín, March 30, 2007

ATTACHMENT

Reserves to be used for paying dividends to the persons who subscribe and pay for shares on occasion of tender offer to be conducted in 2007	Millions of pesos
1. Occasional reserve established for dividend payment (Proposition 1, numeral 3)	2,993.52
2. Partial change in destination of reserve for equity reinforcement to increase reserve for dividend payment (Proposition 2)	5,493.91
Total reserves to be used for paying dividends to the persons who subscribe and pay for shares	**8,487.43**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the proposition presented to the Shareholders' Meeting for changing destination of a reserve.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



ALIANZA

VALORES Comisionista de Bolsa S.A.

Sticker:

Colombian Financial Superintendency barcode: 2007017866-000-000

Procedure: 180 – TRANSFER Date: 27/08/2007 11:47 AM

AUTHORIZATION

Document Type: 50-PRESENTATION Attachments: YES Pages: 00077

REQUEST

Applies to: 0000-000000-BLANK Entry Sec. Day: 0159

Sender: 0085-000061 – ALIANZA VALORES COMISI

Addressee Dept: 141000 – Market Access Office

Telephone: 594 02 00

Bogotá, March 26, 2007

Ms.

Luz Stella Diaz

Market Access Director

Financial Superintendency

Calle 7 No. 4-49

Bogotá, D.C.

Reference: 085 000051

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

781

50

With attachments

Dear Ms. Diaz:

In compliance with Article 4.1.1.1 of Resolution 1200 of 1995 of the Securities Superintendency, currently the Financial Superintendency, we would like to report and certify the beneficial owner condition of corporations RIOS Y MENA S. EN C. and ATENEA INVEROCCIDENTE LTDA Y CIA SCA, as recorded in Public Deed No. 4895 of the Thirteenth Notary Public Office of Cali.

The above, in order to carry out the operations on the shares listed in the table below, where RIOS Y MENA S. EN C. will act as Seller and ATENEA INVEROCCIDENTE LTDA Y CIA SCA as Buyer:

ISSUER	AMOUNT
SDCORFICOL	50
CEMARGOS	287
COLINVERS	1223
CORFICOLCF	1093
INTERBOLSA	4702
INVERARGOS	2458
ISA	906
SURAMINV	1821

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

We will gladly provide any additional information required

Yours truly,

(signed)

GLORIA CECILIA VELASQUEZ MEJIA

President

Pages Attached: Photocopy of Public Deed No. 4895 of the Thirteenth Notary Public Office of Cali.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter addressed by ALIANZA VALORES Comisionista de Bolsa S.A. to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, May 18, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Starting Wednesday: ISA PAYS DIVIDENDS TO ITS SHAREHOLDERS

April 17, 2007

Starting this Wednesday, April 18, close to 63,600 shareholders of ISA will receive the first of the four quarterly installments of $32 per share approved by the Shareholders' Meeting held on March 30.

This dividend was declared over income totaling $130,466 million and it corresponds to 97.76% of net taxable income for the year 2006. Mandatory reserves were established in the amount of $17,009 million, of which $966 million correspond to legal reserve and $16,043 million to mandatory reserve for tax purposes.

Shareholders will receive $128 dividend per share, payable in four installments on April 18, July 18 and October 18 of 2007, and January 18 of 2008.

This dividend distribution corresponds to 6.67% increase on dividend per share paid in 2005, a fact that ratifies the growing trend in dividend paid by ISA since its arrival to the capital market.

The dividend will be paid as follows:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SHAREHOLDER	NUMBER OF SHARES	% PARTICIPATION	TOTAL DIVIDEND PAYABLE (4 INSTALLMENTS)	PAYMENT APRIL 18, 2007
The State	569,472,561	55.87%	72,892,490	18,223,123
EPM	102,582,317	10.06%	13,130,537	3,282,634
EEB	17,535,441	1.72%	2,244,537	561,134
ECOPETROL	58,925,480	5.78%	7,542,462	1,885,615
Other shareholders	270,751,364	26.56%	34,656,176	8,664,044
TOTAL	1,019,267,163	100.00%	130,466,201	32,616,550

Since uncollected dividends do not earn any return or interest, ISA invites its shareholders to collect their dividends timely.

On coming April 18, dividends will be paid to any shareholder appearing as holder of shares on March 30, that is, before the ex-dividend period (period of time between the dividend payment date decreed and the immediately preceding ten (10) stock exchange business days). In the current case, ex-dividend period starts on April 2 and ends on April 18 of 2007.

For further information, shareholders may visit www.isa.com.co or call the toll-free line 01 8000 11 5000. Additionally, shareholders in Medellín may ask for additional information at telephone 360 24 72.

INVESTING MORE IN LIFE

ISA – ENERGY AND TELECOMMUNICATIONS

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages regarding dividend payment by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, May 18, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(12)

ATTACHMENT

Technical failure at Northern Bogota Torca Substation at 9:50 a.m. resulted in service interruption of almost hundred percent of the National Interconnected System. XM and ISA technicians immediately countered the event, reestablishing electric service throughout the country.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a news release regarding electric service interruption.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(3)

HUMAN ERROR CAUSED YESTERDAY'S BLACKOUT

April 27, 2007

Yesterday at 9:58, an event at ISA's Torca Substation of the National Transmission System in Bogota City, triggered a nationwide blackout. Reestablishment and total normalization of electric service was completed at 14:30.

- The electric service was totally restored by 2:30 p.m.
- ISA regrets the fact, while working to avoid similar events in the future

The occurrence was the result of a human error during a busbar change maneuver at Torca 230kV substation, as part of previously scheduled maintenance works.

As a result of the event, the substation instantly and totally went out, with consequent overload and shut-off of the lines operating in the area.

The lines did not withstand transfer of additional power, which exceeded their operating capacity, resulting in a cascade effect that interrupted the service throughout the whole country.

ISA deeply regrets the event, and it reaffirms its commitment to working in improvement of its operating and service restoring procedures, in order to increase reliability while conducting this kind of maneuvers, through implementation of better automatic control systems with timely warnings for minimizing errors, and schemes that enable overcoming circuit failures thus preventing outages.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a news release regarding electric service interruption.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(14)

ISA'S EXPECTED RESULTS TO BE OUTDONE ON CLOSING DATE OF FIRST QUARTER

Grupo ISA's Results.

On closing date of the first quarter of 2007, ISA Group's earnings stood at $101,054 million, 57% up on those of a year ago. Such results are significantly accounted for by incorporation of ISA Capital do Brasil and purchase of CTEEP by the Economic Group in the second semester of 2006.

Growth of the Group's operating revenues is a result of:

- Increase of $388,283 million in operating revenues, where 91% corresponds to CTEEP's.
- Increase of $264,193 million in operating costs and expenses, of which, $205,142 million correspond to CTEEP, and $30,852 million to ISA Capital do Brasil.

The Group's non-operating results are explained not only by extraordinary revenues from decision in CTEEP's favor in legal process against Cetemeg and Eletropaulo, but also by effect of currency exchange rate on the position of the Group's subsidiaries'.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP contributes $99,151 million to payment of income taxes, the Group's largest (97%).

Minority interest's growth corresponds to 63% of CTEEP's results, belonging to shareholders outside of the Group.

The Group's assets at closing in March reached $13,6 billion, or 6% growth over closing date of 2006, explained mainly by higher goodwill levels (the difference between value paid and book value of investment), resulting from purchase in January of 2007 of 39,28% of CTEEP's common shares.

Bond issue and debt contracted to finance investment in CTEEP generated liabilities growth of 22% for the Group.

Decreased minority interest in the Balance Sheet is accounted for by the increase in the Group's participation in CTEEP and Transelca.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA

Millions of pesos	REAL ACCUMULATED MARCH 2007	REAL ACCUMULATED MARCH 2006	Variation	Variation %
Income Statement				
Revenues	666,168	277,885	388,283	140%
Costs and expenses	(409,008)	(144,815)	(264,193)	182%
EBITDA	411,046	186,592	224,454	120%
Operating income	257,160	133,070	124,089	93%
Non-operating income	116,595	(49,178)	165,773	-337%
Pre-tax income	373,755	83,892	289,863	346%
Income tax	(117,316)	(14,782)	(102,534)	694%
Net income before minority interest	256,439	69,110	187,329	271%
Minority interest	155.385	4,871	150,514	3090%
Net income	101,054	64,239	36,815	57%
EBITDA Margin	62%	67%		
Operating Margin	39%	48%		
Net Margin	15%	23%		

Balance Sheet	MARCH 2007	DEC 2006	Variation	Variation %
Assets	13,643,541	12,861,199	782,342	6%
Liabilities	7,453,167	6,133,781	1,319,386	22%
Minority interest	2,845,381	3,413,044	(567,663)	-17%
Equity	3,344,993	3,314,374	30,619	1%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Results of ISA Parent Company

The good results of the Group's subsidiaries resulted in net income increase for ISA (the Group's Parent Company) after incorporation of non-operating income through equity method.

ISA's assets at March closing totaled $6.3 billion, 7% up on closing date of 2006, explained by investment in ISA Capital do Brasil, as well as commissioning of project UPME 02-2003 Primavera-Bolívar, worth $361,814 million.

Liabilities reached $2.9 billion, equivalent to 16% growth, explained by increased financial obligations for financing of investment in ISA Capital do Brasil.

Equity increase of 1% corresponds to: transfer to accounts payable of dividends declared by the Shareholders' Meeting, worth $130,466 million; increase of $62,715 million in surplus from equity method (from translation of income statements of subsidiaries abroad); and the period's income, amounting to $101,058 million.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Parent Company

Millions of pesos	REAL ACCUMULATED MARCH 2007	REAL ACCUMULATED MARCH 2006	Variation	Variation %
Income Statement				
Revenues	184,454	171,271	13,183	8%
Costs and expenses	(92,417)	(74,856)	(17,561)	23%
EBITDA	129,061	122,793	6,268	5%
Operating income	92,037	96,415	(4,378)	-5%
Non-operating income	17,130	(23,596)	40,727	-173%
Tax Provision	(8,109)	(8,440)	331	-4%
Net income	101,058	64,379	36,679	57%
EBITDA Margin	70%	72%		
Operating Margin	50%	56		
Net Margin	55%	38%		

Balance Sheet	MARCH 2007	DEC 2006	Variation	Variation %
Assets	6,314,816	5,875,833	438,982	7%
Liabilities	2,968,684	2,562,765	405,919	16%
Equity	3,346,132	3,313,068	33,064	1%

Medellín, May 04 of 2007

WE LINK COUNTRIES WITH ENERGY

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of a report on ISA's financial results for the first quarter.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 18 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INVERSIONISTAS

De Colombia S.A.

Stock Brokers



Sticker:

Colombian Financial Superintendency	barcode: 2007027079-000-000
Proceeding: 005 – TRADING OF SHARES	Date: 04/05/2007 04:39 PM
Document Type: 50 PRESENTATION REQUEST	Attachments: YES Pages: 00014
Applies to: 0000-000000-BLANK	Entry Sec. Day: 0434

Sender: 0085-000042 – INVERSIONISTAS DE COLOMBIA

Addressee Dept: 161000 - INTERMEDIARIES DIRECTION OFFICE

Telephone: 594 02 00

Medellín, May 3, 2007

Ms,

Luz Stella Diaz de Vega

Market Access Director

FINANCIAL SUPERINTENDENCY

Calle 7 No. 4-79

Bogotá

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Reference: Register of Excluded Operations

085042 Inversionistas de Colombia S.A.

454 Eventual Information Request

14 Pages

We hereby comply with our duty to report transfer operations for one beneficial owner of shares listed in the Colombian Stock Exchange: BOGOTA, CORCICOLCF, CEMARGOS, INVERARGOS, ISA, MINEROS, GRUPOAVAL, COLINVERS, and SDCORFIC07.

Inversionistas de Colombia S.A. will carry out the following operations of BOGOTA shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	7,584

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	1,896
Jorge Alberto Naranjo Mesa	8.303.292	1,896
José Fabio Naranjo Mesa	70.065.252	1,896
Juan Felipe Naranjo Mesa	8.305.210	1,896

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Inversionistas de Colombia S.A. will carry out the following operations of CORFICOLCF shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	3,774

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	944
Jorge Alberto Naranjo Mesa	8.303.292	944
José Fabio Naranjo Mesa	70.065.252	943
Juan Felipe Naranjo Mesa	8.305.210	943

Inversionistas de Colombia S.A. will carry out the following operations of CEMARGOS shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	26,080

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	6,520
Jorge Alberto Naranjo Mesa	8.303.292	6,520

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

José Fabio Naranjo Mesa	70.065.252	6,520
Juan Felipe Naranjo Mesa	8.305.210	6,520

Inversionistas de Colombia S.A. will carry out the following operations of INVERARGOS shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	5,900

Sellers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	1,475
Jorge Alberto Naranjo Mesa	8.303.292	1,475
José Fabio Naranjo Mesa	70.065.252	1,475
Juan Felipe Naranjo Mesa	8.305.210	1,475

Inversionistas de Colombia S.A. will carry out the following operations of ISA shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	8,428

Purchasers	ID	Amount

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Maria Soledad Naranjo Mesa	43.022.157	2,107
Jorge Alberto Naranjo Mesa	8.303.292	2,107
José Fabio Naranjo Mesa	70.065.252	2,107
Juan Felipe Naranjo Mesa	8.305.210	2,107

Inversionistas de Colombia S.A. will carry out the following operations of MINEROS shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	58,778

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	14,694
Jorge Alberto Naranjo Mesa	8.303.292	14,694
José Fabio Naranjo Mesa	70.065.252	14,695
Juan Felipe Naranjo Mesa	8.305.210	14,695

Inversionistas de Colombia S.A. will carry out the following operations of GRUPOAVAL shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Alicia Mesa de Naranjo	21.270.638	127,503

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	31,876
Jorge Alberto Naranjo Mesa	8.303.292	31,876
José Fabio Naranjo Mesa	70.065.252	31,876
Juan Felipe Naranjo Mesa	8.305.210	31,876

Inversionistas de Colombia S.A. will carry out the following operations of COLINVERS shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	13,280

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	3,320
Jorge Alberto Naranjo Mesa	8.303.292	3,320
José Fabio Naranjo Mesa	70.065.252	3,320
Juan Felipe Naranjo Mesa	8.305.210	3,320

3,320

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Inversionistas de Colombia S.A. will carry out the following operations of SDCORFIC07 shares at market price, in the following amounts, between the following persons:

Sellers	ID	Amount
Alicia Mesa de Naranjo	21.270.638	279

Purchasers	ID	Amount
Maria Soledad Naranjo Mesa	43.022.157	70
Jorge Alberto Naranjo Mesa	8.303.292	70
José Fabio Naranjo Mesa	70.065.252	70
Juan Felipe Naranjo Mesa	8.305.210	69

Who constitute one single beneficial owner, given that Ms. ALICIA MESA DE NARANJO is the mother of MARIA SOLEDAD, JORGE ALBERTO, JUAN FELIPE, and JOSE FABIO NARANJO MESA.

We hereby attach photocopies of the ID's and birth certificates of each of them.

Yours truly,

(signed)

MARIA CLEMENCIA VELEZ ECHEVERRI

Legal Representative

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of a letter addressed by INVERSIONISTAS De Colombia S.A. to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, May 18, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



ATTACHMENT

In 2006, ISA acquired 60% stock participation in Consorcio Transmantaro (CTM) in Peru, and it is currently analyzing the convenience for the Economic Group of selling 50% of such shares to its subordinate Transelca. The market will be timely informed once a decision is made.

The transaction would not have any material impact on the Group, given that, presently, ISA is the owner of 99.9% of the shares of Transelca

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's stock participation in Consorcio Transmantaro.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, May 23, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

0020-2

(17)

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching seven (7) filled-out forms corresponding to the monthly report as of January 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: JANUARY OF 2007

Comments: ____

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____

Signature: ____
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ____
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: JANUARY OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $450,000
Amount Issued (Millions): $100,000
Issue Year: 2004
No. Titels Issued: 1
Nominal Value: $100,000
Series Issued: 1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
20-Feb-2004	20-Feb-2011	19-Feb-2004	205	18-Feb-2004

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ___________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,000 On month of: JANUARY OF 2007

Comments: ___________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ___________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ___________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ___________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$450,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$150,000	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Issue Year:	2004					
No. Titels Issued:	1					
Nominal Value:	$150,000					

Series Issued: 2

Type of Filing:
- ( ) Normal
- (●) Early*
- ( ) Automátic

Issue Addressed to:
- (●) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (●) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ___________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (●) N.A.

Comments: ______________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 150,000 On month of: JANUARY OF 2007

Comments: ______________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$450,000					
Amount Issued (Millions):	$108,865					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	7-Dec-2004	7-Dec-2019	6-Dec-2004	205	18-Feb-2004
Nominal Value:	$108,865					

Series Issued: 3

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 108,865 On month of: JANUARY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$400,000					
Amount Issued (Millions):	$118,500					
Issue Year:	2006	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	7-Apr-2006	7-Apr-2026	5-Apr-2006	254	10-Feb-2004
Nominal Value:	$118,500					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ◉ Mixed
- ○ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 118,500 On month of: JANUARY OF 2007

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ___________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$400,000					
Amount Issued (Millions):	$110,000					
Issue Year:	2006	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	21-Sep-2006	21-Sep-2013	20-Sep-2006	254	10-Feb-2004
Nominal Value:	$110,000					

Series Issued: 2

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 110,000 On month of: JANUARY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

CITESE 004976-1 ISA
MEDELLIN, MAY-28-2007 05:15 PM
ORIGEN : 0020 VIA : 4,2

0020-2



Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of February 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					
Series Issued:	4					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: FEBRUARY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: FEBRUARY OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL			TOTAL

Comments: ______

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: FEBRUARY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ____________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

(19)

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.: 201 Report on placement of outstanding securities
50 Presentation request
260 034 Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of March 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: MARCH OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: MARCH OF 2007

Comments: ________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$587,365	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Issue Year:	2004					
No. Titels Issued:	5					
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: MARCH OF 2007

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ___________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2-

20

Ms.
CLAUDIA MERCEDES ROSELLÓ DÍAZGRANADOS
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on First Quarter 2007

Dear Ms Claudia:

In compliance with External Circular 002 of March 8th, 2001, issued by the former Colombian Securities and Exchange Commission, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through March 31, 2007.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

LUIS FERNANDO ALARCÓN M
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0020, 1220, 1250, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES
DEBTORS BY AGES
THROUGH MARCH 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04
			CURRENT	UP TO 30 DAYS PAST DUE	31 - 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	142,282,271,566	124,322,023	4,322,521,291	6,249,077,199
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	1,804,584,219			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	39,576,056,248			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	51,849,344,306			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-1,785,720,085	-124,322,023	-4,322,521,291	-6,249,077,199
	999	SUBTOTAL	233,726,536,254	0	0	0

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH MARCH 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04	Column 05
			CURRENT	UP TO 30 DAYS PAST DUE	FROM 30 TO 90 DAYS PAST DUE	FROM 91 TO 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	2,195,722,606,508				
	015	FINANCIAL OBLIGATIONS - 230000	221,565,741,641				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	23,955,139,986				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	2,451,401,436				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	041	INTERESTS PAYABLE-2422	44,448,544,097				
	045	CREDITORS - 2425	132,854,474,767				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,655,833,381				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	0				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,190,638,322				
	070	ADDED VALUE TAX - IVA - 2445	319,084,608				
	075	ADVANCES RECEIVED - 2450	25,921,442,446				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	14,422,056,142				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	279,655,540				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	7,790,963,777				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	127,205,750,820				
	120	OTHER LIABILITIES - 290000	167,900,622,324				
	999	TOTAL LIABILITIES	2,968,683,955,794				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH MARCH 31, 2007

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS (1)	38,515,748,211
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets Pledged**	38,515,748,211

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

(1) The investments delivered as a pledge are valued by the participation method and are related to our subsidiaries ISA Peru and ISA Colombia

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH MARCH 31, 2007

Capture	Line	LINE DESCRIPTION	Column 01	Column 02	Column 03
Unit	Code		IDENTIFICATION	IDENTIFICATION	No. OF SHARES
			TYPE (1)		OWNED
1	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	102,582,317
	003	EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	NIT	8999990681	58,925,480
	004	MANDATORY PENSION FUND PROTECCION	NIT	8002297390	50,326,951
	005	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	17,535,441
	006	PENSION FUND SANTANDER	NIT	8002248278	16,619,518
	007	PENSION FUND HORIZONTE	NIT	8002319671	14,872,153
	008	MANDATORY PENSION FUND COLFONDOS	NIT	8002279406	14,752,765
	009	MANDATORY PENSION FUND SKANDIA S.A..	NIT	8002530552	5,171,873
	010	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	4,452,350
	011	MANDATORY PENSION FUND PORVENIR	NIT	8002248088	4,230,215
	012	JARA ALBARRACIN MANUEL	CC	19354408	2,895,985
	013	INVESTMENT FUND ACCION	NIT	8001759243	2,191,014
	014	SEVERANCE PAYS FUND HORIZONTE	NIT	8001895298	1,980,583
	015	PENSION FUND PROTECCION	NIT	8001982815	1,920,899
	016	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	1,616,441
	017	CAXDAC - VEJEZ	NIT	8600073798	1,577,668
	018	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	941,033
	019	SEVERANCE PAYS FUND SANTANDER	NIT	8001590851	908,653
	020	SEVERANCE PAYS FUND COLFONDOS	NIT	8001986445	899,770
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			145,393,493
	999	Subtotal Common Shares			1,019,267,163
	021	REPURCHASED PREFERRED SHARES			0
2	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
	021	REPURCHASED PRIVILEDGED SHARES			0
3	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
4	999	Total Outstanding Shares			1,019,267,163
5	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH MARCH 31, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 I.D. TYPE (1)	COLUMN 02 IDENTIFICATION (2)	COLUMN 03 RELATION TYPE (3)	COLUMN 04 SHARES ORDINARY ($MM)	COLUMN 05 SHARES With Preferred Dividend and without Voting Right ($)	COLUMN 06 Other Variable Inc. Investments ($)	COLUMN 07 Total Variable Income Investments ($)	COLUMN 08 % of total part. shares in receptor society	COLUMN 09 Installmts. or parts of social interest ($)	COLUMN 10 % of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	508,963	0	0	508,963	99.99%	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	102,196	0	0	102,196	99.99%	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	3	830.066.603-3	F	30,013	0	0	30,013	97.17%	0	0
	004	ISA-PERU	3	20501844986	F	15,990	0	0	15,990	28.07%	0	0
	005	REP	3	2050464504	F	101,851	0	0	101,851	30.00%	0	0
	006	ISA-BOLIVIA	3	10772588	F	22,526	0	0	22,526	51.01%	0	0
	007	XM S.A. E.S.P.	3	9000428571	F	16,798	0	0	16,798	99.73%	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	10,951	0	0	10,951	12.50%	0	0
	009	ISA CAPITAL DO BRASIL	3	080750060001-30	F	880,008	0	0	880,008	100.00%	0	0
	10	TRANSMANTARO	3	2038331647	F	65,425	0	0	65,425	60.00%	0	0
	050	Partnerships										
	090	Other Partnerships										
	999	**Total Net**				**1,754,721**			**1,754,721**			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT

THROUGH MARCH 31, 2007

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JAN	FEB	MAR
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	80,831,117	57,927,306	59,206,136
	010	PAYMENTS TO SUPPLIERS	5,354,746	4,170,103	6,661,795
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5,076,423	7,418,038	6,467,747
	020	PAYMENTS FOR PRODUCTION EXPENSES	303,700	318,354	369,165
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	3,301,606	3,412,581	6,929,308
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	79,056,300	53,921,849	59,667,697
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	359,785,449	15,439,724	21,462,254
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	0	978,084	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-359,785,449	-14,461,640	-21,462,254
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	0	4,887,203
	035	INTEREST AND MONETARY CORRECTION RECEIVED	-307,738	115,018	610,147
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	-307,738	115,018	610,147
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-360,093,187	-14,346,622	-20,852,108
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	340,997,734	0	1,769,762
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	0	5,140,198	27,372,335
	030	INTEREST PAID ON LOANS	7,070,360	9,989,895	24,540,049
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	28,810,236	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	305,117,138	-15,130,093	-50,142,622
06	005	CASH INCOME FOR OTHER CONCEPTS	1,027,366	1,196,839	-7,037,577
	010	CASH OUTAGES FOR OTHER CONCEPTS	14,854,093	14,455,707	12,448,219
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-13,826,727	-13,258,868	-19,485,796
07	999	**TOTAL CASH NET INCREASE**	10,253,525	11,186,267	-30,812,829
08	005	BEGINNING CASH	60,177,788	70,431,313	81,617,580
09	005	END CASH	70,431,313	81,617,580	50,804,751

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH MARCH 31, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	63,674	1,019,267,163
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	63,674	1,019,267,163
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.48761	11.94407
	010	% THAT REPRESENTS COMPANIES	1.51239	88.05593
	999	TOTAL	100	100
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.41022	0.79276
	010	% THAT REPRESENTS LOCAL INVESTORS	99.58978	99.20724
	999	TOTAL	100	100
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.41195	81.53822
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99.38208	16.50559
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.20597	1.95619
	999	TOTAL	100	100
		RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED		
	C05	UP TO - 3.00 %	63,670	237,959,854
	C10	3.01 % - 10.00 %	2	109,252,431
	C15	10.01 % - 20.00 %	1	102,582,317
	C20	20.01 % - 30.00 %	0	0
	C25	30.01 % - 40.00 %	0	0
	C30	40.01 % - 50.00 %	0	0
	C35	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	63,674	1,019,267,163
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	C05	1-1000	35,076	20,513,962
	C10	1001-5000	24,409	48,316,148
	C15	5001-10000	2,491	16,831,944
	C20	10001-50000	1,464	27,674,477
	C25	50001-100000	125	8,611,440
	C30	100001-500000	79	17,437,187
	C35	MORE THAN 500000	30	879,882,005
	999	**TOTAL**	63,674	1,019,267,163

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES
THROUGH MARCH 31, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,282.88
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2,008.67
	020	PROFIT PER SHARE	99.15
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	130,466,196,864
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	130,466,196,864
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	128
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	SECOND PAYMENT DATE	39190
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	656
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	22,072,807,868
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	54,627,620,501
	020	CREDIT PURCHASES IN FOREIGN MARKETS	2,766,460,408
	999	TOTAL PURCHASES	57,394,080,909
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	176,680,730,092
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	7,772,860,259
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	184,453,590,351
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH MARCH 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	17,460,964,610
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	19,777,970,437
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	10,951,491,743
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,750,628,931,082
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-5,237,081,362
	999	SUBTOTAL, INVESTMENTS	**1,793,582,276,510**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	152,978,192,079
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	1,804,584,219
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	39,576,056,248
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	51,849,344,306
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-12,481,640,598
	999	SUBTOTAL DEBTORS	**233,726,536,254**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH MARCH 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	7,202,336,742
	010	DEFERRED CHARGES - 1910	116,650,670,829
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	92,098,399
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-40,233,017
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	361,667,260,483
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-55,120,246,908
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,298,759,213,901
	999	SUBTOTAL OTHER ASSETS	1,729,211,100,429
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	0
09 OUTSTANDING	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	0

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH MARCH 31, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
DEBENTURES	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	016	LONG -TERM INTERNAL FINANCING OPERATIONS-2307	-208,111,381,557
	017	DERIVATIVES AND OTHER INSTRUMENTS TO HEDGE PUBLIC CREDIT OPERATIONS - 2311	-13,454,360,084
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	0
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**-221,565,741,641**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-23,955,139,986
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-2,451,401,436
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	026	INTERESTS PAYABLE-2422	-44,448,544,097
	030	CREDITORS - 2425	-132,854,474,767
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-2,655,833,381
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	0
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-1,190,638,322
	055	VALUE ADDED TAX - VAT - 2445	-319,084,608
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-25,921,442,446
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-14,422,056,142
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-279,655,540
	999	SUBTOTAL ACCOUNTS PAYABLE	**-248,498,270,724**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-7,790,963,777
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**-7,790,963,777**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-45,030,120
	010	ANTICIPATED INCOME RECEIVED - 2910	-884,098,302
	015	DEFERRED CREDITS -2915	-166,971,493,901
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**-167,900,622,324**



Tab 21

Two (2) copies of ISA's annual report for year 2006 in English (Attached).

END